ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2013
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2013 (the "Annual Financial Statements"). Additional information relating to the Company, including the Company's Annual Information Form dated March 27, 2014 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 27, 2014. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "A$" for Australian dollars. All references to "common shares" mean common shares in the capital stock of the Company.

Due to rounding, some of the totals in the tables in this MD&A may not sum exactly.

As used in this MD&A, the terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of the Company's wholly-owned subsidiaries.

Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), has approved the technical disclosure in this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia and the United States. Entrée is primarily focused on exploring its principal properties in Mongolia and Nevada.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of the Company's common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company's common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have interests in development and exploration properties in Mongolia, the United States, Australia and Peru. Our two principal assets are our interest in the Lookout Hill property in Mongolia and our Ann Mason project in Nevada (the "Ann Mason Project").

The Lookout Hill property includes indicated and inferred mineral resources at the Hugo North Extension deposit and inferred mineral resources at the Heruga deposit. The indicated resource at Hugo North Extension includes a probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is scheduled to generate first development production in 2019. A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The Ann Mason Project includes the Ann Mason and the Blue Hill deposits, which host indicated (Ann Mason) and inferred mineral resources. The Company reported the results of the Ann Mason deposit Preliminary Economic Assessment ("PEA") on October 24, 2012.

The following is an overview of our two principal assets.

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant. The original Shivee Tolgoi and Javhlant exploration licences were converted into mining licences by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009 as a condition precedent to the Oyu Tolgoi Investment Agreement. Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC's ("OTLLC") Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively. These deposits are located within a land area that is subject to a joint venture between Entrée and OTLLC (the "Entrée-OTLLC Joint Venture"). OTLLC is owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) ("Turquoise Hill") and 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

- The Entrée-OTLLC Joint Venture covers 39,807 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property"). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC's Oyu Tolgoi mining licence. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.

- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,173 hectares. Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm Gold Ltd. ("Sandstorm") that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests, including from the Joint Venture Property, to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the Joint Venture Property as follows:

- 25.7% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property (represented by the shaded upper right portion of the following illustration); and

- 33.8% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion of the following illustration).

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

In the event of a partial expropriation of Entrée's interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

The illustration below depicts the different areas of Lookout Hill:



On February 27, 2013, notice (the "Notice") was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the "2009 Order") registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council. The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett

(including the Hugo North Extension) and Heruga reserves be registered. Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the 2009 Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

Entrée-OTLLC Joint Venture

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Joint Venture Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired from Turquoise Hill a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi mining licence, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of the Oyu Tolgoi mining licence and the Heruga deposit immediately to the south of the Oyu Tolgoi mining licence.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement, the Entrée-OTLLC Joint Venture is operating under those terms.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.), a subsidiary of Rio Tinto plc (together with its subsidiaries, "Rio Tinto") took part in a private placement in the Company and became its then largest shareholder. The terms of the private placement agreement provide that in the event the Company undertakes an equity financing, Rio Tinto has pre-emptive rights to maintain its ownership percentage in the Company (unless and until such time as its proportionate share falls below 10% of the issued and outstanding common shares or it fails to exercise its pre-emptive rights in full). On August 2, 2012, Rio Tinto Exploration Canada Inc. assigned its shares and its pre-emptive rights to Rio Tinto International Holdings Limited. Rio Tinto elected not to exercise its pre-emptive rights in connection with a private placement that the Company completed on March 1, 2013. Accordingly, as at March 1,

2013, Rio Tinto's pre-emptive rights terminated. At December 31, 2013, Rio Tinto owned approximately 11.3% of the Company's issued and outstanding shares.

Following Rio Tinto's investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill's issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the common shares of the Company held by Turquoise Hill. At December 31, 2013, Turquoise Hill owned approximately 9.4% of the Company's issued and outstanding common shares, which it acquired pursuant to the Earn-In Agreement. When combined with the common shares of the Company held by Rio Tinto, at December 31, 2013, Rio Tinto beneficially owned approximately 20.7% of the Company's issued and outstanding shares.

Heads of Agreement and Memorandum of Agreement

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement") which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and the Government of Mongolia appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a Memorandum of Agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property.

Oyu Tolgoi Development and Funding

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (the Southern Oyu open pits) was essentially complete at the end of 2012. On November 5, 2012, Turquoise Hill announced that OTLLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply initial power to the mine. Finalization of the power purchase agreement enabled OTLLC to complete commissioning of the ore-processing equipment on December 27, 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. The necessary approvals from Chinese customs officials to allow those customers to collect purchased concentrate were received in October and a convoy carrying concentrate departed from the Chinese-border warehouse on October 19, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day. On March 26, 2014, Turquoise Hill announced that Oyu Tolgoi had produced 76,700 tonnes of copper in concentrates for the year and that it expects to produce between 135,000 and 160,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates in 2014.

On February 14, 2013, Turquoise Hill announced that the feasibility study for the expansion of operations of Oyu Tolgoi (including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit) is expected to be completed in the first half of 2014, as Turquoise Hill continues to pursue value engineering and optimization.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi. The expiry date for the commitment letters has been extended from the original expiry date of December 12, 2013, to March 31, 2014. In addition to the approval of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC), Oyu

Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States.

On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament and as a consequence funding and development of the Oyu Tolgoi underground mine will be delayed until matters with the Mongolian Government can be resolved and a new timetable has been agreed.

On August 7, 2013, Turquoise Hill announced that it had signed a binding term sheet with Rio Tinto for a new funding agreement designed to meet Turquoise Hill's cash needs through the end of 2013. Rio Tinto provided Turquoise Hill with a secured $600 million bridge funding facility, with the understanding that if Oyu Tolgoi project financing funds were not available to repay the $600 million bridge funding facility as well as a $1.8 billion interim funding facility by December 31, 2013 (the maturity date for both funding facilities), Turquoise Hill would launch a rights offering. On January 13, 2014, Turquoise Hill announced that it had closed a $2.4 billion rights offering. The proceeds will be used to repay the two funding facilities, and any remaining proceeds will be used by Turquoise Hill for the continued funding of the Oyu Tolgoi project as well as working capital and expenses. Rio Tinto's 51% ownership interest in Turquoise Hill did not change as a consequence of the rights offering.

On February 12, 2014, Turquoise Hill confirmed that all parties are committed to further construction of the underground and development of Oyu Tolgoi subject to resolution of shareholder issues, agreement of a comprehensive funding plan including project finance, completion and approval of a feasibility study by all shareholders and the Mongolian Minerals Council and receipt of permits required for development.

On March 26, 2014, Turquoise Hill confirmed that if agreement on outstanding shareholder issues is deferred until after the completion and approval of the feasibility study, the project finance will not be able to be closed prior to the current expiry of the lender commitments on March 31, 2014. In this event, the shareholders will consider requesting an extension of the commitments from the project finance lenders and finalization of the Oyu Tolgoi project financing may be deferred to the second half of 2014.

Investment Agreement and the Mongolian Government

On October 6, 2009, Turquoise Hill, OTLLC and Rio Tinto signed an Investment Agreement (the "Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project, which includes the Joint Venture Property. The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC.

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

In its proposed 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Turquoise Hill has stated that any change to Oyu Tolgoi's royalty rate would require the agreement of all parties to the Investment Agreement.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholder's Agreement, including Oyu Tolgoi

project development and costs, operating budget, project financing, management fees and governance. On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine will now require approval by the Mongolian Parliament and as a consequence, funding and development of the Oyu Tolgoi underground mine will be delayed until matters with the Mongolian Government can be resolved and a new timetable has been agreed.

Investment Agreement and the Joint Venture Property

The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Investment Agreement took legal effect on March 31, 2010.

Since Entrée itself is not a party to the Investment Agreement, Entrée does not have any direct rights or benefits under the Investment Agreement. OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement. In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée's interest in the Joint Venture Property, or the scope of the lands to be covered by the Investment Agreement or similar type of agreement.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and

Clause 9 of the Charter of the Minerals Resource Council. The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement. No agreements have been finalized.

Legislation

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. A draft of the proposed amendments to the Minerals Law has been prepared based on the principles of the State Mineral Policy, but has not been made public.

The State Minerals Policy contemplates the establishment of a "Policy Council" with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy. The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the Minerals Policy to occur between 2020 and 2025.

The Ministry of Finance and Ministry of Economic Development have also released drafts of new tax laws and amendments which include provisions related to taxation of foreign legal entities in Mongolia and more detailed rules for taxation of mining companies.

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL"). The full impact of the new Investment Law is not yet known.

Mineral Resource and Reserve Estimates

In March 2013, Turquoise Hill released a technical report ("2013 OTTR") based on the technical, production and cost information contained in the study prepared by OTLLC for international financial institutions for project financing of the Oyu Tolgoi project. The 2013 OTTR updates the current path of development for the initial phases of the Oyu Tolgoi project (Southern Oyu open pits and Hugo North underground Lift 1, which includes a portion of the Hugo North Extension deposit).

On April 2, 2013, the Company filed an updated technical report titled "Technical Report 2013 on the Lookout Hill Property" ("LHTR13"). LHTR13 is dated March 28, 2013 and was prepared under the management of AMC Consultants Pty Ltd ("AMC") in Adelaide, Australia. The following information is summarized, derived or extracted from LHTR13. For a complete description of the assumptions, qualifications and procedures associated with the information in LHTR13, reference should be made to the full text of LHTR13, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

LHTR13 discusses the impact of the updated mine plan on the Joint Venture Property as well as future development options for the Entrée-OTLLC Joint Venture assets.

LHTR13 analyses a reserve case only. The underground mineral reserves for Lift 1 of the Hugo North deposit, including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit, were updated in LHTR13. The probable reserve for Hugo North Extension – Lift 1 effective as of March 25, 2013 totals 31 million tonnes ("Mt") grading 1.73% copper and 0.62 grams per tonne ("g/t") gold (Table 1).

Table 1. Entrée-OTLLC Joint Venture Mineral Reserve, March 25, 2013								
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (Moz)	Ag (koz)
Proven	-	-	-	-	-	-	-	-
Probable	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Total Entrée-OTLLC Joint Venture	**31**	**95.21**	**1.73**	**0.62**	**3.74**	**1,090**	**521**	**3,229**

Notes:

- Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.

- Metal prices used for calculating the Hugo North underground net smelter returns ("NSR") are copper $2.81/lb, gold $970/oz, and silver $15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

- Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.

- The Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

- The base case financial analysis has been prepared using current long term metal price estimates of copper $2.87/lb, gold $1,350/oz, and silver $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

- The mineral reserves are not additive to the mineral resources.

Table 2. 2013 Summary Production and Financial Results		
Description	**Units**	**2013 Reserve Case**
Inventory		Mineral Reserve
Total OT Reserve	bt	1.5
Metal Prices		
Copper	$/lb	2.87
Gold	$/oz	1,350
Silver	$/oz	23.50
Joint Venture Property Results		
Joint Venture Property Reserve	Mt	31
NSR	$/t	95.21
Cu Grade	%	1.73
Au Grade	g/t	0.62
Ag Grade	g/t	3.74
Cu Recovered	billion lb	1.1
Au Recovered	Moz	0.5
Ag Recovered	Moz	3.2
NPV (8%) After Tax (Entrée)	$M	110

Of significance to Entrée:

- NSR value of the Hugo North Extension – Lift 1 reserve increased to $95.21/tonne from the $79.40/tonne reported by the Company in March 2012. The NSR calculation reflects the net value per tonne received for the ore by the mine (after all treatment and transport costs and charges).

- While the mineral reserve tonnage on the Joint Venture Property increased compared to the amount as previously reported by the Company in March 2012, the copper grade decreased from 1.91% to 1.73% and the gold grade decreased from 0.74 g/t to 0.62 g/t.

- After factoring in projected increases to capital expenditures and operating costs, the net present value (at an 8% discount rate) of Entrée's 20% interest in the Hugo North Extension – Lift 1 decreased to $110 million from the $129 million reported by the Company in March 2012.

- A significant portion of the mineralization on the Joint Venture Property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

The 2013 OTTR uses the same mineral resource estimates previously reported in the Company's March 2012 technical report. However, the base case cut-off has been lowered from 0.6% copper equivalent ("CuEq") to 0.37% CuEq resulting in new base case tonnages and grades. Full details are contained in LHTR13, which is available at www.sedar.com and on www.entreegold.com.

The base case CuEq grade assumptions for each deposit were determined using operating cost estimates from the mineral reserves and using cut-off grades applicable to mining operations exploiting similar deposits. The CuEq cut-off applied for the underground was 0.37%.

The following table summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in LHTR13. The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010 and is based on drilling completed to June 21, 2009.

Table 3. Entrée-OTLLC Joint Venture Mineral Resources (0.37% CuEq cut-off)						
Deposit	**Tonnage (Mt)**	**Copper (%)**	**Gold (g/t)**	**Silver (g/t)**	**Molybdenum (ppm)**	**CuEq (%)**
Hugo North Extension Deposit						
Indicated Shivee Tolgoi (Hugo North Extension)	132	1.65	0.55	4.09	35.7	2.00
Inferred Shivee Tolgoi (Hugo North Extension)	134	0.93	0.25	2.44	23.6	1.09
Heruga Deposit						
Inferred Javhlant (Heruga)	1,824	0.38	0.36	1.35	110	0.67
Deposit	**Contained Metal**					
	Copper (Mlb)	Gold (Moz)	Silver (Moz)	Molybdenum (Mlb)	CuEq (Mlb)	
Hugo North Extension Deposit						
Indicated Shivee Tolgoi (Hugo North Extension)	4,800	2.32	17.4	10.4	5,810	
Inferred Shivee Tolgoi (Hugo North Extension)	2,760	1.08	10.5	7.0	3,230	
Heruga Deposit						
Inferred Javhlant (Heruga)	15,190	21.2	79.4	444	26,850	

Notes:

- CuEq has been calculated using assumed metal prices of \$1.35/lb for copper, \$650/oz for gold, and \$10.00 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculations. Molybdenum is not included in the CuEq calculations for Hugo North Extension.

- Molybdenum content in the Heruga deposit is 110 parts per million ("ppm") and is included in the calculation of CuEq for Heruga.

- The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.

- The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

- The Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

UNITED STATES – ANN MASON

Entrée's other principal asset is the Ann Mason Project in the Yerington District of Nevada.

The Ann Mason Project is currently defined by the mineral rights to 1054 unpatented lode claims on public land administered by the Bureau of Land Management ("BLM"), and title to 20 patented lode claims. Together, these cover an area of approximately 8,013 hectares (19,800 acres). Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag"). The Roulette and Blackjack properties have been folded into the Ann Mason Project, which now includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill copper deposit, and the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets. Unless otherwise described below, Entrée has or has an option to acquire a 100% interest in the claims comprising the Ann Mason Project.

A total of 226 of the unpatented lode claims (formerly part of the Blackjack property) are subject to a mining lease and option to purchase agreement (the "MLOPA") with two individuals. The MLOPA provides for an option to purchase the claims for $500,000, a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement with Bronco Creek Exploration Inc., a wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian"), whereby Entrée may acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, Entrée must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

Seventeen of the patented lode claims are subject to a 2% NSR royalty granted to AngloGold Ashanti (Nevada) Corp. In addition, 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.

The illustration below depicts the target locations and land status of the Ann Mason Project.



Preliminary Economic Assessment

On October 24, 2012, the Company announced the results of its PEA on the Ann Mason deposit. The Company subsequently filed a technical report titled "Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A." with an effective date of October 24, 2012 ("AMTR12"). AMTR12 was prepared by AGP Mining Consultants Inc. ("AGP"). The following information is summarized, derived or extracted from AMTR12. For a complete description of the assumptions, qualifications and procedures associated with the information in AMTR12, reference should be made to the full text of AMTR12, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

Key results from the PEA can be summarized as follows:

- Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1.11 billion, internal rate of return ("IRR") of 14.8%, and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $13.50/lb molybdenum, $1,200/oz gold and $22/oz silver (the "Base Case").

- Development (pre-production plus year 1) capital costs of approximately $1.28 billion, including contingency.

- Average cash costs (net of by-product credits) of $1.46/lb copper (see "Non-US GAAP Performance Measurement" below).

- Net annual undiscounted cash flow over the life of mine ("LOM") is approximately $227 million per year.

- 100,000 tonnes per day ("tpd") conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life.

- LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum.

- LOM strip ratio of 2.16:1 waste to mineralized material.

- LOM average copper recovery of 93.5%.

- Copper concentrate grading 30%.

The following table summarizes the main economic parameters and outputs of the pre-tax discounted cash flow, without taking into account the 0.4% NSR royalty granted to Sandstorm.

Table 4. Summary of Ann Mason PEA key financial outputs.		Low Case	Base Case	High Case
Copper	$/lb	$2.75	**$3.00**	$3.25
Molybdenum	$/lb	$13.50	**$13.50**	$13.50
Silver	$/oz	$15.00	**$22.00**	$26.00
Gold	$/oz	$1,100	**$1,200**	$1,300
NPV (5%)	$ Million	$1,223	**$1,918**	$2,602
NPV (7.5%)	$ Million	$589	**$1,106**	$1,614
NPV (10%)	$ Million	$182	**$576**	$964
IRR		11.6%	**14.8%**	17.8%
Payback Period [1]	Years	7.9	**6.4**	5.3
Metal Revenue (after smelting, refining, roasting, payable)	$ Million	$14,200	**$15,600**	$17,000

(1) The payback periods for the various cases have increased from those reported in AMTR12 following the correction of a spreadsheet error. For the Base Case, the payback period increased from 5.6 to 6.4 years. These changes have no effect on the NPV or IRR and in Entrée's opinion are not material differences.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resource Estimate

Entrée contracted Quantitative Group Pty Ltd ("QG") to prepare an updated mineral resource estimate for the Ann Mason deposit. The current resource estimate is contained within a constraining Lerchs-Grossmann ("LG") pit shell, generated by AGP, and is based on approximately 33,000 metres of recent drilling in 30 holes and approximately 49,000 metres of historic drilling in 116 holes. The resource database also includes re-assaying of 6,333 samples from 44 historical Anaconda core holes, to allow molybdenum, gold and silver values to be estimated. At a base case lower cut-off of 0.20% copper, the deposit is estimated to contain an indicated mineral resource of 1.14 billion tonnes ("Bt") at 0.33% copper and 0.006% molybdenum and an inferred mineral resource of 0.873 Bt at 0.29% copper and 0.004% molybdenum. By-product levels of gold and silver were also estimated, and are shown in Table 5. The following table summarizes the mineral resource for the Ann Mason deposit:

Table 5. Ann Mason Pit-Constrained Mineral Resource (Effective August 14, 2012)							
Cut-off (% Cu)	Indicated						
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	**1,137**	**0.33**	**0.006**	**0.02**	**0.57**	**8.15**	**0.15**
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06

Cut-off (% Cu)	Inferred						
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	**873**	**0.29**	**0.004**	**0.03**	**0.65**	**5.59**	**0.08**
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the mineral resources previously reported in March 2012 are not significantly different than the total mineralized inventory, which forms the basis of the current estimate, approximately 14% of the previously reported mineralization at the 0.20% copper cut-off now occurs outside of the resource constraining pit shell and therefore is not included in the current estimate. Further exploration may bring a portion of this additional mineralization into a resource category.

AGP has also prepared an initial resource estimate for the Blue Hill copper deposit, which is not included in the PEA. Blue Hill is located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit. The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

The resource is reported within a LG pit shell, generated by AGP, and is based on Entrée's drilling of 30 reverse circulation ("RC") and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totaling approximately 2,927 metres. The following table summarizes the pit-constrained mineral resource for the Blue Hill deposit (reported separately for oxide, mixed and sulphide copper mineralization):

Table 6. Summary of Blue Hill Pit-Constrained Inferred Mineral Resource (Effective July 31, 2012)							
Zone	Base Case Cut-off (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	**0.10**	**72.13**	**0.17**	**277.49**	**---**	**---**	**---**
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:

- Molybdenum, gold and silver were estimated for the sulphide only.
- Contained metal values are in-situ and not in consideration of metallurgical recoveries.
- See the News Release dated October 29, 2012 for additional information.

The Blue Hill deposit underlies a 900 by 450 metre area. Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface. Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning ("SX/EW") processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery. The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Total Revenues	$ -	$ -	$ -
Net Loss	(11,422,025)	(15,196,129)	(17,140,208)
Net loss per share, basic and diluted	(0.08)	(0.12)	(0.15)
Working capital	46,394,496	4,699,256	19,004,136
Total assets	97,395,105	64,173,530	74,589,810
Total long term liabilities	50,956,860	15,286,041	13,720,492

(1)   Working Capital is defined as Current Assets less Current Liabilities.

For the year ended December 31, 2013, net loss was $11,422,025 compared to $15,196,129 in the year ended December 31, 2012. During the year ended December 31, 2013, Entrée incurred lower operating expenditures, primarily from decreased exploration expenses on the Ann Mason Project, further described below, relative to the year ended December 31, 2012. Other factors that contributed to the lower operating expenditures include higher foreign exchange gains and a decreased loss from the Entrée-OTLLC Joint Venture resulting in decreased losses from equity investee. These lower operating expenditures were partially offset by higher general and administration and higher consultancy and advisory fees related primarily to expenditures associated with the Sandstorm financing and ongoing efforts to resolve Mongolian contractual matters. As at December 31, 2013, working capital was $46,394,496 compared to $4,699,256 as at December 31, 2012. The increase in working capital is due to cash proceeds received from the financing package with Sandstorm consisting of three components: a $40 million equity participation and funding agreement, a C$10 million private placement and a $5 million payment from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. As at December 31, 2013, total assets were $97,395,105 compared to $64,173,530 as at December 31, 2012. The increase in total assets over the prior year is primarily the net effect of an increase in working capital described above. As at December 31, 2013, total long term liabilities were $50,956,860 compared to $15,286,041 as at December 31, 2012. The increase in long term liabilities over the prior year is largely due to the recording of the Sandstorm $40 million equity participation and funding agreement Deposit as deferred revenue and a $414,476 increase in the OTLLC loan payable.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Exploration	$ 5,808,316	$ 7,966,902
General and administrative	5,510,641	4,295,800
Consultancy and advisory fees	1,941,130	-
Stock-based compensation	1,422,297	1,207,878
Impairment of mineral property interests	437,732	486,746
Current income tax expense	319,112	-
Interest expense	260,453	229,359
Loss from equity investee	146,051	1,012,156
Depreciation	102,941	150,654
Fair value adjustment of asset backed commercial papers	(147,564)	-
Interest income	(431,596)	(190,449)
Gain on sale of mineral property interest	(451,892)	(104,914)
Foreign exchange loss (gain)	(1,113,728)	(187,773)
Deferred income tax recovery	(2,381,868)	329,770
Net loss	$ 11,422,025	$ 15,196,129

Mineral properties expenditures are summarized as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
US	$ 3,940,264	$ 5,857,999
Mongolia	1,355,493	1,964,883
Other	807,235	411,472
Total costs	6,102,992	8,234,354
Less stock-based compensation	(294,676)	(267,452)
Total expenditures, cash	$ 5,808,316	$ 7,966,902

MONGOLIA

Lookout Hill – Joint Venture Property

In mid-December 2012 a new drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence. No exploration has been completed by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2014.

Since formation, and as of December 31, 2013, the Entrée-OTLLC Joint Venture had expended $26.3 million to advance the project. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée's behalf the required cash participation amount of $6.0 million, equal to 20% of the $26.3 million incurred to date, plus interest at prime plus 2%.

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

No work has been completed on Shivee West in 2013. The Company does not anticipate significant exploration and development on Shivee West until the current regulatory environment in Mongolia has been stabilized.

For the year ended December 31, 2013, Shivee West expenses were $1,355,493 compared to $1,964,883 during the year ended December 31, 2012. The lower expenses in 2013 compared to 2012 resulted from a decrease in exploration and development expenses and lower personnel and consulting fees.

UNITED STATES

Ann Mason Project, Nevada

The Ann Mason Project is Entrée's most advanced project outside of Mongolia. With the completion of a positive PEA study, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project and potential future programs will focus on priority targets that could enhance Ann Mason Project economics. In addition, the Company is considering strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project. To date, excluding any capitalized mineral property acquisition costs, Entrée has expended approximately $26.0 million on the Ann Mason Project.

In April 2013, the Company mobilized RC and core rigs onto the Ann Mason Project to test the Ann Mason and Blue Hill deposits and other nearby exploration targets. All drilling was completed by July 2013 and the rigs demobilized from site. On the Ann Mason deposit, 993 metres of RC pre-collar drilling and 2,159 metres of core drilling were completed in five holes which varied in depth from 502 to 811 metres. Two RC holes totalling 180 metres were drilled to test a new exploration target located 950 metres west of the Ann Mason deposit. The Blue Hill drilling included five RC holes totalling 669 metres and two previously drilled RC holes were deepened with core (162 metres and 171 metres) to test underlying sulphide mineralization. In addition, four RC holes, totalling 419 metres, tested near-surface oxide copper to the east of Blue Hill.

At the Ann Mason deposit, 2013 core drilling was designed to test for extensions of mineralization within the current pit design, primarily along the northeast and northwest margins of the deposit. Drilling results from 2013 continued to enhance understanding of the geometry and potential of the Ann Mason deposit. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. In

addition, Ann Mason mineralization remains open in several directions and further drilling programs will be needed to test this potential.

Significant drill results from the 2013 Ann Mason drilling include:

- Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 g/t gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver.
- Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource. The copper intercept in hole EG-AM-13-33 included 0.014% molybdenum, which is higher than typical values for the deposit.
- EG-AM-13-036, while primarily pyritic, extends weak copper mineralization up to 190 metres north of the Ann Mason resource boundary. Higher grade copper mineralization in this area is interpreted to occur below the drilled depth of holes EG-AM-13-036 and 037. EG-AM-13-037 is located 240 metres east-southeast of EG-AM-13-036 and encountered strong faulting with no significant copper mineralization.

Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target. Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16 – 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. Deeper sulphide potential below these holes remains untested.

Limited 2013 drilling at Blue Hill tested for additional areas of copper oxide mineralization and potential for underlying sulphide mineralization. The drill program successfully located westward extensions of the current deposit and also highlighted the structural complexity of the Blue Hill area. Copper oxide and mixed oxide/sulphide mineralization remains open in several directions. To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions.

Significant 2013 Blue Hill drill results include:

- EG-BH-13-040, located 750 metres west of the current Blue Hill resource, encountered several thin zones of oxide copper mineralization grading between 0.13 and 0.14% copper over widths ranging between 3 metres and 35 metres. In addition, 11 metres of 0.24% copper sulphide mineralization was intersected at the bottom of the hole. This drill hole is located on the edge of a largely untested, strong IP anomaly.
- On the west side of the deposit, EG-BH-13-036 adds 16 metres of oxide mineralization grading 0.21% copper between two lenses within the current resource and EG-BH-13-037 adds 29 metres of oxide mineralization grading 0.14% copper, above the current resource.
- Within the deposit, previous RC hole EG-BH-11-027 was deepened 171 metres with core drilling and encountered 0.19% copper in sulphides over 43 metres in the hanging wall of a major low-angle structure below the Blue Hill Fault.
- Four RC holes, EG-BH-13-032, 033, 034 and 035, were drilled in the vicinity of EG-BH-11-031 (0.28% oxide copper over 13.8 metres) to test the extent of oxide copper mineralization between Ann Mason and Blue Hill. Two of the holes (EG-BH-13-032 and 035) intersected thinner intervals of similar grade mineralization (3 metres grading 0.25% copper). Oxide mineralization remains open to the north and to the west.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, induced polarization ("IP") and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

A short program of fill-in IP (31 line-km) was completed in June 2013.

Baseline environmental studies commenced in the second quarter of 2013 and included wildlife, biology, archaeology and cultural surveys. These studies will be used to expand the area covered under the existing Plan of Operations. Studies were largely complete at the end of 2013 except for minor additional cultural and raptor field surveys.

For the year ended December 31, 2013, Ann Mason Project expenditures were $3,807,805 compared to $5,691,528 during the year ended December 31, 2012. The lower expenses in 2013 resulted primarily from a decrease in drilling activities and consulting fees. The Company anticipates minimal field work in 2014 pending improvement in metal prices and in the mining investment environment.

Lordsburg and Oak Grove, New Mexico

In June 2007, Entrée entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.

On May 2, 2012, Entrée entered into an agreement (the "Purchase Agreement") with Empirical to purchase a 100% interest in two targets - the Lordsburg property in New Mexico, and the Oak Grove property. In September 2013 Entrée abandoned the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

Pursuant to the Purchase Agreement, Entrée paid $100,000 and issued 500,000 common shares of the Company. The Lordsburg property is subject to a 2% NSR royalty granted to Empirical, which may be bought down to 1% for $1 million if the buydown option is exercised on or before January 1, 2015. The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension. The buydown price and extension payments are payable in cash or a combination of cash and common shares at Entrée's election.

The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone. No exploration work was completed in 2013.

The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance.

Shamrock, Nevada

The Shamrock property, acquired through the acquisition of PacMag, is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada. Entrée has a 100% interest in 41 unpatented and 13 patented lode mining claims covering approximately 362 hectares (895 acres). No exploration was completed on Shamrock in 2013.

Eagle Flat, Nevada

In March 2011, Entrée entered into a mining lease and option to purchase agreement with respect to 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada. Under the agreement, as amended, Entrée leases the claims for combined payments of $125,000 over five years, and reimbursed $30,000 in property and recording costs. Entrée has an option to purchase the claims for $500,000, subject to a 2% NSR royalty which may be bought down to a 1% NSR royalty for $500,000. After the fifth anniversary, Entrée must pay $40,000 per year, either as a lease payment or an advanced royalty payment, depending on whether the option has been exercised. Advanced royalty payments will be credited against future NSR royalty payments. No work was completed on Eagle Flat in 2013.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 53.7% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 46.3% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL5129, which was granted on July 19, 2012, for a 3-year term.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG's future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed. In October 2013, pursuant to an agreement whereby a third party acquired the Blue Rose joint venture's iron ore rights from BMG, Entrée received the first of two cash payments of A$475,778 plus GST.

Soil sampling was completed by the joint venture in August 2011over the Golden Sophia shallow gold target. The survey confirmed the historic Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

On October 23, 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. Native title agreements must be concluded with claimants prior to any exploration on the joint venture license. A native title agreement was signed with the Wilyakali group in December 2013 and an agreement with the Ngadjuri group is expected to be signed in early 2014.

PERU

In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of seven concessions totaling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. Further exploration is dependent on receipt of the Supreme Decree. As a first step in obtaining the Supreme Decree, a joint military inspection of the property took place on September 12, 2013. The military submitted a favourable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013.

For the year ended December 31, 2013, Lukkacha expenses were $134,454 compared to $41,646 during the year ended December 31, 2012.

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2013, general and administrative expense, excluding foreign exchange gains and losses and before stock-based compensation, was $5,510,641 compared to $4,295,800 during the year ended December 31, 2012. The increase in 2013 was due to a number of factors including higher legal and accounting fees and increases in personnel and consulting expenses compared to 2012.

STOCK-BASED COMPENSATION

For the year ended December 31, 2013, stock-based compensation expense was $1,422,297 compared to $1,207,878 during the year ended December 31, 2012. During the year ended December 31, 2013, 7,560,000 options were granted with a fair value of $1,421,371, compared to 1,882,000 options that were granted with a fair value of $1,124,930 during the year ended December 31, 2012.

INTEREST INCOME AND EXPENSE

For the year ended December 31, 2013, interest expense was $260,453 (December 31, 2012 - $229,359; December 31, 2011 - $151,952). Interest expense is due to accrued interest on the OTLLC loan payable. For the year ended December 31, 2013, interest income was $431,596 (December 31, 2012 - $190,449; December 31, 2011 - $342,343). The Company earns interest income on its invested cash, which increased compared to the equivalent period last year due to higher principal amounts invested following completion of the Sandstorm financing.

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

As further described in the notes to the Annual Financial Statements, Entrée accounts for its interest in a joint venture with OTLLC as a 20% equity investment. As at December 31, 2013, the Company's investment in the Entrée-OTLLC Joint Venture was $96,367 (December 31, 2012 - $96,205). The Company's share of the loss of the Entrée-OTLLC Joint Venture was $146,051 for the year ended December 31, 2013 (December 31, 2012 - $1,012,156) plus accrued interest expense of $260,453 for the year ended December 31, 2013 (December 31, 2012 - $229,359). The decrease in the loss from equity investee for the year ended December 31, 2013 compared to last year was due to decreased exploration expenses incurred by the Entrée-OTLLC Joint Venture in the year.

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in mining friendly jurisdictions. These efforts have resulted in the consolidation of the Ann Mason Project in Nevada (including through the acquisition of PacMag and the agreement with Eurasian) and the acquisition of the Lordsburg property in New Mexico. The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Joint Venture Property in Mongolia is brought into production or it builds and operates a mine on one or more of its other mineral properties. As at December 31, 2013, Entrée had working capital of approximately $46.4 million. Entrée's average monthly operating expenses for the year ended December 31, 2013, were approximately $1.1 million, including exploration, general and administrative expenses and investor relations expenses. On February 15, 2013, the Company entered into a financing package with Sandstorm for gross proceeds of approximately $55 million consisting of three components: a $40 million equity participation and funding agreement, a C$10 million private placement and a $5 million payment from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. The funds from the financing package will be used to support operations in Mongolia, advance the Ann Mason Project, for working capital requirements and for other general corporate purposes.

SELECTED QUARTERLY DATA

	Three Months Ended December 31, 2013	Three Months Ended September 30, 2013	Three Months Ended June 30, 2013	Three Months Ended March 31, 2013
Exploration	$ 1,426,239	$ 1,168,327	$ 1,904,636	$ 1,603,790
General and administrative	1,648,610	1,072,706	1,217,555	2,802,332
Foreign exchange loss (gain)	(765,656)	662,337	(892,725)	(117,684)
Consultancy and advisory fees	309,462	320,567	324,175	986,926
Gain on sale of mineral property interest	(451,892)	-	-	-
Impairment of mineral property interests	-	-	437,732	-
Loss from operations	(2,166,763)	(3,223,937)	(2,991,373)	(5,275,364)
Interest income	126,664	140,418	100,948	63,566
Interest expense	(66,331)	(65,313)	(64,553)	(64,256)
Loss from equity investee	(29,756)	(23,049)	19,683	(112,929)
Fair value adjustment of asset backed commercial papers	-	-	147,564	-
Current income tax expense	(319,112)	-	-	-
Deferred income tax recovery	1,331,336	241,279	512,114	297,139
Net loss	$ (1,123,962)	$ (2,930,602)	$ (2,275,617)	$ (5,091,844)
Loss per share, basic and diluted	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.04)

	Three Months Ended December 31, 2012	Three Months Ended September 30, 2012	Three Months Ended June 30, 2012	Three Months Ended March 31, 2012
Exploration	$ 987,942	$ 1,228,341	$ 2,402,084	$ 3,615,987
General and administrative	1,206,757	961,429	1,107,937	2,110,757
Foreign exchange loss (gain)	61,536	(354,197)	79,550	25,338
Gain on sale of mineral property interest	-	-	-	(104,914)
Impairment of mineral property interests	486,746	-	-	-
Loss from operations	(2,742,981)	(1,835,573)	(3,589,571)	(5,647,168)
Interest income	22,293	29,328	50,710	88,118
Interest expense	(63,134)	(58,705)	(55,344)	(52,176)
Loss from equity investee	(281,055)	(238,988)	(189,507)	(302,606)
Deferred income tax recovery (expense)	(1,912,557)	204,780	539,007	839,000
Net loss	$ (4,977,434)	$ (1,899,158)	$ (3,244,705)	$ (5,074,832)
Loss per share, basic and diluted	$ (0.04)	$ (0.01)	$ (0.03)	$ (0.04)

Exploration costs were lower in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily due to decreased drilling activity and consulting fees on the Ann Mason Project during the year ended December 31, 2013. General and administrative costs, excluding stock-based compensation changes, were approximately 26% higher in the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase is primarily attributable to the increase in legal fees associated with closing of the Sandstorm transaction and increased personnel and consulting expenses. During the three months ended March 31, 2013, the Company incurred consultancy and advisory fees of $936,926 related to the Sandstorm financing agreement. During the three months ended December 31, 2011, Entrée sold the Togoot licence and recorded a gain on sale of mineral property interest of $1,474,640. During the three months ended March 31, 2012, Entrée sold its interest in the Northling property and recorded a gain on sale of mineral property interest of $104,914. During the three months ended December 31, 2013, Entrée received the first of two cash payments of $451,892 pertaining to an agreement whereby a third party acquired the Blue Rose joint venture iron ore rights. Loss from equity investee was lower in the year ended December 31, 2013 compared to the year ended December 31, 2012 due to decreased expenditures on the Joint Venture Property. During the year ended December 31, 2013, Entrée recorded deferred income tax recovery of $2,381,868 compared to deferred income tax expense of $329,770 during the year ended December 31, 2012.

LIQUIDITY

To date, Entrée has not generated revenues from its operations, has been dependent on equity and production-based financings for additional funding and is considered to be in the exploration stage. Working capital on hand at December 31, 2013 was $46,394,496. Cash was $46,701,216 at December 31, 2013. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm which will be used to support operations in Mongolia, advance the Ann Mason Project and for general working capital requirements. In the event of a partial expropriation of Entrée's interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs on the Joint Venture Property, with interest accruing at OTLLC's actual cost of capital or prime +2%, whichever is less, at the date of the advance. As at December 31, 2013, the total amount that OTLLC has contributed to costs on the Company's behalf, including interest, is approximately $6.0 million.

Operating activities

Cash provided by operations was $27,979,150 for the year ended December 31, 2013 compared to the $12,801,856 used in operations for the year ended December 31, 2012. This increase is primarily due to cash proceeds of $40 million received from the funding agreement with Sandstorm and is partially offset by expenditures on mineral property exploration and general and administrative.

Financing activities

Cash provided by financing activities during the year ended December 31, 2013 and 2012 and common shares issued for cash were as follows:

	Year Ended December 31, 2013		Year Ended December 31, 2012	
	Shares	**Amount**	**Shares**	**Amount**
Private placement	17,857,142 $	9,722,897	- $	-
Exercise of over allotment	-	-	1,320,455	1,628,583
Share issuance costs	-	(86,636)	-	(108,058)
	17,857,142 $	9,636,261	1,320,455 $	1,520,525

The 2013 private placement was part of the Sandstorm financing package.

Investing activities

During the year ended December 31, 2013, Entrée made payments of $50,000 related to mineral property acquisitions (December 31, 2012 – $3,910,000). During the year ended December 31, 2013, Entrée received cash proceeds of $115,180 on the release of reclamation deposits compared to cash payments of $207,962 related to reclamation deposits in 2012. During the year ended December 31, 2013, Entrée expended $7,623 on equipment, primarily for exploration activities (December 31, 2012 – $35,893). During the year ended December 31, 2013, Entrée received cash proceeds of $5 million from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. During the year ended December 31, 2013, Entrée received the first of two cash payments of $451,892 pertaining to an agreement whereby a third party acquired the Blue Rose joint venture iron ore rights. During the year ended December 31, 2012, Entrée sold its interest in the Northling property for proceeds of $104,914, net of taxes.

Table of Contractual Commitments

The following table lists, as at December 31, 2013, the Company's contractual obligations. Entrée is committed to make lease payments totaling $806,392 over its four year office lease in Vancouver, Canada and two office, three warehouse and five accommodation leases in the United States.

	Less than 1 Year	1-3 Years	3-5 Years	Total
Office leases	$ 296,734 $	421,673 $	87,985 $	806,392
Total	$ 296,734 $	421,673 $	87,985 $	806,392

Outstanding share data

As at December 31, 2013 and March 27, 2014, there were 146,734,385 common shares outstanding. In addition, as at December 31, 2013, there were 14,400,500 stock options outstanding with exercise prices ranging from C$0.30 to C$3.47 per share. As at March 27, 2014, there were 13,061,500 stock options outstanding with exercise prices ranging from C$0.30 to C$3.47 per share. There were no warrants outstanding at December 31, 2013 or at March 27, 2014.

CAPITAL RESOURCES

Entrée had no commitments for capital assets at December 31, 2013.

At December 31, 2013, Entrée had working capital of $46,394,496 compared to $4,699,256 as at December 31, 2012. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm.

OFF-BALANCE SHEET TRANSACTIONS

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2013, the Company paid consulting fees of $1,167 (December 31, 2012 - $Nil) to an immediate family member of the Company's Vice President, Technical Services. The transaction was in the normal course of operations and was measured at the exchange amount, which represented the amount of consideration established and agreed to by the related party. All services under the agreement have been provided.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The

carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.

The Company's accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

CHANGES IN ACCOUNTING POLICIES

The accounting pronouncements issued by the Financial Accounting Standards Board during the year ended December 31, 2013 were not applicable to the Company.

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2013.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production and cash flows; the potential impact of future exploration results on Ann Mason mine design and economics; anticipated capital and operating costs; the funding and development of the Oyu Tolgoi underground mine; the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Joint Venture Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant

mining licences and Entrée's interest in the Joint Venture Property, including the filing of legal proceedings against Entrée; the potential for Entrée to be included in or otherwise receive the benefits of the Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; the potential impact of amendments and proposed amendments to the laws of Mongolia; statements regarding the expected release date of the feasibility study for the Oyu Tolgoi project; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential types of mining operations; government regulation of exploration and mining operations; the potential application of the Government of Mongolia's Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia, and the costs which could result from delays; that applicable legislation or the interpretation of legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of

new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company's AIF available on SEDAR at www.sedar.com.

Legal and Political Risk

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a *"Strategic Deposit"*) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country at the national and regional levels, or that is generating or has the potential to generate more than five percent (5%) of Mongolia's Gross Domestic Product in any given year. Either the Mongolian Government or Parliament may initiate proposals to declare a mineral resource as being a Strategic Deposit, but Parliament must approve any such proposal. Essentially, a Strategic Deposit is any deposit that Parliament has deemed, or may hereafter deem, to be large and/or valuable enough to warrant being so designated.

The 15 Strategic Deposits that have to date been specified as such by Parliament have no defined coordinates. They each consist of concentrations of mineralization in a general area that is identified only by a name. Licence areas, on the other hand, are precisely defined by coordinates. Thus it is not feasible to definitively determine whether or not any given licence area is within, or overlaps, a Strategic Deposit.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée-OTLLC Joint Venture or Entrée's interest in the Joint Venture Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Investment

Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée's interests or that impair Entrée's ability to develop Shivee West or OTLLC's ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company's share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006 as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. A draft of the proposed amendments to the Minerals Law has been prepared based on the principles of the State Mineral Policy, but has not been made public.

The Ministry of Finance and Ministry of Economic Development have also released drafts of new tax laws and amendments which include provisions related to taxation of foreign legal entities in Mongolia and more detailed rules for taxation of mining companies.

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL"). The full impact of the new Investment Law is not yet known.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if either of the new Investment Law or State Minerals Policy is implemented or interpreted in a manner that is not favourable to foreign investment; or if amendments to the Minerals Law or new tax laws are adopted that are not favourable to foreign investment, it could have an adverse effect on Entrée's operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo

Dummett (including the Hugo North Extension) and Heruga reserves, and has requested that the Minerals Resource Council go over its previous conclusion that the reserves should be submitted to MRAM. The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council because it was not within the authority of the Ministry of Mineral Resources and Energy to order that the reserves be registered. The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. While Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée-OTLLC Joint Venture, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC's obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Investment Agreement. The Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Investment Agreement. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Investment Agreement and does not have any direct rights under the Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Joint Venture Property assets, including by invoking the international arbitration procedures under the Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto's ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Earn-In Agreement or the Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation.

Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, OTLLC, Turquoise Hill or Rio Tinto, whether or not formal, would likely result in significant expense and diversion of management's attention.

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cash flow, earnings, results of operations and financial condition.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These

matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

In the event of a dispute arising at or in respect of Entrée's foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée's inability to enforce its contractual rights, may have a material adverse impact on Entrée's business, assets, prospects, financial condition and results of operation.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

Risks Associated with the Development of the Oyu Tolgoi Project

Further development of the Oyu Tolgoi project depends upon Turquoise Hill's ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect Turquoise Hill's ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that final agreement with the project lenders will be reached on terms reasonably satisfactory to Turquoise Hill and Rio Tinto or that Turquoise Hill or Rio Tinto will continue to pursue project financing for the Oyu Tolgoi project. In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi would require approval by the Mongolian Parliament. According to Turquoise Hill, senior representatives of the Government of Mongolia have since indicated that approval of Oyu Tolgoi project financing is a matter for the board of directors of OTLLC rather than the Mongolian government, and recent discussions indicate progress and a willingness from all parties to co-operate to resolve outstanding issues. However, key issues

relating to the Oyu Tolgoi project remain unresolved, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion and OTLLC shareholder approval of the feasibility study for the expansion of operations. Some uncertainty remains regarding the approvals process and timing required to resolve the complex outstanding issues to enable completion of the proposed project financing. While Turquoise Hill announced in April 2013 that Rio Tinto had signed commitment letters with 15 global banks for long term project financing, these commitments will expire on March 31, 2014. As a result, there can be no assurance that these matters will be resolved in a satisfactory manner and that Oyu Tolgoi project financing will be available within a reasonable time frame to permit development of the underground mine, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit, within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi project financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi project financing will be available on the currently proposed terms or at all.

Turquoise Hill's estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company's share price.

There are a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production. In particular, funding and development of the Oyu Tolgoi project underground mine, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit, has been delayed until matters with the Mongolian government can be resolved and a new time table agreed. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

OTLLC has earned either a 70% or 80% interest in the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture management committee. Rio Tinto, which beneficially owns 20.7% of the Company's issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company's other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company's other shareholders.

Risks Associated with the Funding Agreement

In the event of a partial expropriation of Entrée's interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée's control, including a partial or full expropriation of Entrée's interest in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée's business, financial condition assets and prospects, and on the Company's share price.

Under the Equity Participation and Funding Agreement with Sandstorm (the "Funding Agreement"), the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée. If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Recent global financial and market conditions have been subject to increased volatility, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée. If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to

delay, scale back, or eliminate certain of its exploration activities. If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's common shares could be adversely affected.

Rio Tinto's beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets. In addition, Rio Tinto has operational control over the Joint Venture Property. OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture. The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's common shares in the future. This risk could be mitigated by the Funding Agreement, which provides that Sandstorm will vote its shares in the manner specified by the Company's board of directors with respect to a take-over of the Company, provided the acquirer has agreed to deliver to Sandstorm a deed of adherence to the Funding Agreement.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000. Approximately $600,000 of the total is recoverable from, or loaned by, OTLLC.

In Nevada, maintenance fees must be paid to the BLM. For the 2014 assessment year, the aggregate fee for the Ann Mason Project is approximately $138,000.

In both Mongolia and Nevada, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2013 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management evaluated the Company's internal control over financial reporting at December 31, 2013 and concluded that it is effective and that no material weakness relating to design or operations exists. No change in the Company's internal control over financial reporting occurred during the period beginning on October 1, 2013 and ended on December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and

Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

Non-US GAAP Performance Measurement

"Cash Costs" is a non-US GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.